UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-15827
Visteon Corporation

(Exact name of registrant as specified in its charter)
One Village Center Drive, Van Buren Township, MI 48111 (800) VISTEON

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, Par Value $1.00 Per Share*

(Title of each class of securities covered by this Form)
Common Stock, Par Value $0.01 Per Share**
Ten Year Warrants to Purchase Common Stock**
Five Year Warrants to Purchase Common Stock**

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: None

*	This class of Common Stock (the “Old Common Stock”) of Visteon Corporation (“Visteon”) was cancelled under the Fifth Amended Joint Plan of Reorganization of Visteon Corporation and its debtor affiliates pursuant to Chapter 11 of the United States Bankruptcy Code, filed August 31, 2010 (the “Plan”). The Plan became effective on October 1, 2010 (the “Effective Date”). Pursuant to the Plan, on the Effective Date the Old Common Stock issued and outstanding immediately prior to the Effective Date was cancelled and the certificate of incorporation of Visteon was amended and restated in its entirety.

**	Pursuant to the Plan, the new common stock, par value $0.01 per share, of Visteon (the “New Common Stock”) , Five Year Warrants to purchase the New Common Stock and Ten Year Warrants to purchase the New Common Stock were issued for distribution in accordance with the Plan. As a result of the amendment and restatement of Visteon’s certificate of incorporation, the rights of holders of the New Common Stock will be substantially different than the rights of holders of the Old Common Stock and, consequently, the New Common Stock may be deemed to be a different class of securities than the Old Common Stock. The Company will have a remaining duty to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended, with respect to the New Common Stock, the Five Year Warrants and the Ten Year Warrants.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Visteon Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 7, 2010	By:	/s/ Michael K. Sharnas
		Name:	Michael K. Sharnas
		Title:	Vice President, and General Counsel